INVEST IN **DTECKT, INC.**

Enterprise level cyber security protection for the modern consumer


dteckt

dteckt.com   Salt Lake City UT

Software   Technology   B2B   B2C   Marketplace

LEAD INVESTOR

John Itokazu

Dteckt has developed a unique and comprehensive product giving consumers the tools and visibility needed to protect an individual's identity and prevent cyber-attacks. Dteckt allows an individual to view how organizations are protecting their information. Leveraging an online marketplace and Dteckt's capabilities, you can quickly and easily assess and make decisions based upon each organization's abilities to protect your data. Dteckt provides alerting for monitored organizations for data breach and when their risk profile changes. In addition, it provides for antivirus and ransomware protection, a password manager, vulnerability and patch management. Dteckt appears to be uniquely positioned to provide consumers with a level of protection and awareness that has not been widely available. And the endless collection and digitization of their personal information makes Dteckt's simple to use offering more important than ever for today's consumers.

Invested $100,000 this round

Highlights

1. Early results with over $105,000 ARR and partnership pay per subscriber revenue.
2. A consumer facing product with less than 3 months to production.
3. Proven team with previous successful start-up experience.
4. Total addressable market of over $20B in the US alone.
5. Consumer available cybersecurity has become more necessary than ever

4. Total addressable market of over $20B in the US alone.
5. Consumer available cybersecurity has become more necessary than ever.

Our Team



Matt DeVico Founder & CEO

Matt DeVico the Chief Information Security Officer at a large Financial Institution based out of SLC, UT. He has also been the VP of Operations for a security start-up. Joining as employee #6 with a successful exit selling to Mastercard.

I am passionate about Cybersecurity and have spent my entire career in and around cyber. I believe consumers have not been given the platform to protect themselves from cyber threats.



James Agnew Growth & Marketing

James Agnew has been the Founder & CEO of many successful startups. James also has over 20 years of experience in consumer Marketing as the Chief Marketing Officer. He has managed over 200M in advertising spend for a $1B revenue/year organization.



Jordan Swan VP, Engineering

Jordan has led highly technical teams in the financial services and software verticals. Jordan has architected pipeline automations, cloud workloads, and application security in some of the largest and most complex environments in the world.

Dteckt Deck


dteckt
www.dteckt.com
Enterprise Level Cyber Security
For the Modern Consumer
2022
Confidential

Dteckt, Inc. is reimagining the consumer market and their needs for a robust set of tools to give the visibility and protection needed to defend against modern day cyber threats. Our are 100% focused on providing individuals with the information and technology needed to digitally protect themselves and their loved ones. We aim to give consumers the ability to stay protected from modern day digital theft and cyber-attacks by giving visibility into third-party risk,

connecting consumers with third-parties that align with risk tolerance, giving visibility into identity, criminal, and financial activities, helping to understand third-party privacy practices, preparing individuals for loss and resilience, providing tools to practice safe browsing and password practices, protecting against threats posed to endpoints and home networks, and giving centralized visibility and parental and administrative control capabilities.


The Problem
Legacy consumer cyber security solutions ...
Only cover a fraction of today's digital threats. The complexity of enterprise cyber security solutions has limited the cross over into the consumer domain.
Only a small portion ...
Of enterprise level protection has been made available to consumers.
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 2

Legacy consumer cyber security solutions have been limited and dated as the innovation is being pumped into corporate solutions. All of the innovation that has been occurring in the large enterprise market has not crossed over into the consumer realm, largely due to cost and complexity to operate. Consumers are ready to take matters into their own hands. More and more we start to understand that an overwhelming amount of identity theft cases aren't the cause of consumer fault, but the poor practices of the organizations they do business with.


WHY NOW
The Timing is Now
More data is being stolen. More resources are needed to protect consumers.
Proprietary research suggests around 50% of companies that consumers have a relationship with, have zero employees focused on security or consumer privacy, creating vulnerabilities for consumers.
Annual # of data breaches in the USA from 2009-2020
0
200
400
600
800
1000
1200
1400
1600
1800
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
662
419
447
614
784
1632
1476
Data breaches
Linear (Data breaches)
Statista
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More and more data breaches are occurring. It's important to note that these

Statista numbers come from only the organizations that report data breaches. Proprietary research suggests that over 50% of organizations have zero staff focused on information security. Far less have staff focused on privacy protection measures. Despite the growing concern; ransomware attacks, executive orders, new legislation, information sharing, and agile development are upon us and with that, comes the rise of data breaches.



The Dteckt Difference
The first product built for the consumer that offers enterprise level cyber security protection, risk quantification, and prioritized insights.
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 4

Dteckt offers the first product built for the consumer that offers enterprise level cyber security protection, risk quantification, and prioritized insights.



The Dteckt Platform: Quantifying Company Risk
Quantifying Risk at Scale
For the first time, consumers can see as they're browsing the web if organizations are putting their data at risk
Dteckt's proprietary company grade shows performance in data security and privacy protections.
Company
Company Grade
Technology
Policies & Oversight
Breach
Complexity
Customer Outreach
Bank of America
B
75%
C
D
D
F
B
Software Patching
Customer Pressure
Security Events
Attack Surface
Privacy Request Page / Email
Web Encryption
Regulatory Scrutiny
Leaked Cridentials
DNS Hosting
Privacy Policy Page
Email Security
Security & Compliance Evidence
Domain Registrar Fragmentation
Report a Security Incedent or email
Domain Security
Security Personnel
Bug Bounty Program
Your Companies
14 Companies Monitored
B Bank of America
A America First Credit Union
Z Zions Bank
M Mountain America Credit Union
E Equifax
C Chase
Add Company
www.dteckt.com 5

For the first time, consumers will be able to see in real time how the websites and organizations they use are performing in cyber security and understand if their data is at higher risk due to flaws or poor practices. Consumers can make the decisions for themselves who they engage with, share their personal information with, or trust with their finance, identity, and health information.



The Dteckt Platform: Quantifying Identity Risk



Dteckt Grade
92%
A
Consumer Average
73%
C
Percentile Rank
89%
13th
Personal Behavior
Digital Risk
Corporate Behavior
Finance & Identity
Security Hygiene
Online Exposure
Technology
Fraudulent Finances
Products Consumed
Medical Exposure
Policies & Oversight
Credit Report
Credit Freeze Status
Insurance Exposure
Breach
Criminal Monitoring
Data Privacy
Increase in Exposure
Benchmark
Experian AO Score
Breach
Customer Outreach
Experian IEN Score
Information Exchange
Identity Risk Score
Dteckt's core platform allows for visibility into consumer digital and identity risk through analyzing more than 20 indicators
Indicators of compromise and preventative measures are used to gain insights that can be used in Identity Scores, Identity Reports, and by lenders, creditors, and other decision makers.
Patent Pending
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Dteckt also offers its users visibility into identity risk. That identity risk gives prioritized actions a consumer can see and work through to lower their risk score while boosting their ability to safeguard their personal information. Identity Risk is a patent pending technology where Dteckt will evaluate topics such as personal behavior, digital risk, corporate behavior, and finance & identity to help the consumer's boost their ability to proactively protect their identity.



BREACH
Real time visibility into credentials leaked.
Real time visibility into monitored organization breaches across state and federal databases.
Prioritized remediation and insights to protect identities.

Dteckt monitors state, federal, dark web, and open internet sources to track breaches associated with all companies monitored. Data is tracked to understand the scope of the breach, records impacted, sources and descriptions of events, and much more. Breach activity is pushed to customers real time so they can correct and identity issues that may be present based on an organization losing their information.



Privacy -
Erase Me


RISK
• Automated insights on organizational privacy policies.
• Understand the data organizations collect.
• Automatically have your Information and Requested or Deleted.
• Freeze, Dispute, and get Free Reports from all government registered Credit Reporting Agencies.

Privacy is a core pillar of consumer security. So much of consumer secure protections are at the liberty of an organizations privacy and security practices. Dteckt inventories and automatically scans privacy policies to give consumer valuable insights on data collected, freeze, free, dispute, delete request procedures, and more. A proprietary ethics score is automatically assigned giving consumers visibility into how their data is used and how to control it. US and EU law requires certain privacy provisions from companies. Quickly and easily understand how companies are complying, what rights users have, and how to execute those rights.


Digital Inheritance Planning
• Quickly and easily manage the transition plan for your digital assets, passwords, financial accounts, wallet, persona monitoring alerts, and more. Rest easy knowing your next of kin knows what to do.

Identities, payment mechanisms, bank accounts, the items in your wallet, login information, dark web alerts; much of our lives are managed in a digital ecosystem. Digital Inheritance Planning allows anyone to specify a next of kin and quickly and easily invite them into their digital persona. Digital Inheritors can view and co-manage digital assets for the Plan Owner while reading through a description of how the Plan Owner laid out best next steps.


Historical vs Modern
LifeLock
IdentityForce
IDENTITY GUARD
McAfee
bitwarden
idwatchdog
dteckt



LastPass
SOPHOS
Norton
Traditional Services
Identity
AntiVirus
Password Management
Advanced Services
Traditional Services +
Company Risk Grades
Identity Risk Grades
Consumer MSP
PII Data Removal
Prioritized Exposure
Privacy Policy Ethics

Historical approaches have long left gaps for the consumer. Consumers can now realize the benefits of a comprehensive solution in an easy to use single interface.



Cyber Security Compeititve Analysis
Cyber Security utilized by Fortune 500 Companies
ID Theft Insurance
Criminal Monitoring
Identity Monitoring
EWS Financial Activity
Credit Montioring
Dark Web Monitoring
Antivirus
VPN
Password Management
Lost Wallet Protection
Erase Me - Privacy
Digital Inheritance
Money Manager
Social Media Insights
Online Marketplace
Network Protection
Home Protection
Company Risk
Identity Risk
Vulnerability Awareness
Patch Management
Digital Parenting
Safe Browsing
Takedown Services
Data Erasure
Digital Inheritance Planning
Automation & Orchestration
bitwarden
LastPass
McAfee
SOPHOS
idwatchdog
IdentityForce
IDENTITY GUARD
Norton
LifeLock
AURA
Aura
Valuation: $1B
Funding: $300M Series E
Acquired Pango.co
Norton LifeLock
dteckt
Dteckt Platform - Complete Coverage
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 8

The competitive landscape offers some very useful feature functionality, but those features are silo'd and incomplete, leaving the consumer blind to many areas that matter for protecting themselves and their families. There are many who haven't choosen technology or security as their profession and don't have readily available means to understand safe online behavior. Consumer offerings started with Anti-Virus and then moved to identity and credit. There were a couple with the idea to combine the two within the last couple of years. Then entered the password managers. All of which are still struggling to gain the market share they warrant because of the consumer confusion caused by product sprawl and cost. Consumers need one central, to the point, alert focused, and affordable platform offering complete protection.



Total Addressable Market
34.1% of US households $100k+ statisa.com
Low-End Analysis: 36M people


111M people
33% - 64% Projected Market Size based on proprietary market research
Low end market projection of 36M people
High end market projection of 71M people
$909M/mo, or $11B/year
If 15 viable competitors split market share
$727M/year
Gaining 1% of low-end market share
$109M/year
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Proprietary research and market studies suggest that between 33%-64% of those surveyed would consume all or some of the Dteckt portfolio –most of which were interested in the Family or Protect plans. Assuming an addressable market being households in the United States with income over $100k/year; the market size is (on the low end) of 33% of 111M people. This translates 36M consumers. Targeting the low end total addressable market, we project a low-end addressable market of $11B/year which holds steady with existing consumer cyber security addressable markets.


Early Results
1st Partner
2000
COMPANY GRADES DELIVERED BY DTECKT
$105,000
DEAL MINIMUM
1st Customer
15000
SUBSCRIBERS
Pay Per Subscriber
MODEL
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 10

Dteckt believes affiliate and partner channels will play a large part in revenue generation. From small businesses looking to protect their organization or offer employee benefits, marketplace providers looking to boost lead generation, or identity providers looking to enhance their data set, we are built to scale with APIs and a partner ready ecosystem. We are already seeing results with one organization we are partnered with around delivering company grades and building an identity risk score. The deal marks the first $100,000 in ARR switching to a pay per subscriber model as their subscriber model grows with projections into the 7 figures.


The Next 18 Months


Complete Insights & Protect plans
2000 Companies covered
$2M ARR
Company Grade automation
8,000 subscribers
Family & Small Business plans launch
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Over the next 18 months (about 1 and a half years) we will look to complete two additional subscription offerings – the Protect and Family plans, automate our scoring engine, finalize market ready subscriptions, build a strong database of company grades, gain 8,000 subscribers, and hit $2M in ARR.


The Team
Matt DeVico
Founder and CEO
CISO
VP, Operations
Security & Privacy Leader
Product & Support Leader
MBA | CISSP | GSRT | ITIL
James Agnew
Head of Growth & Marketing
Founder & CEO
Chief Marketing Officer
Director, Owner
SVP
MBA | B.S. | Advisor | Mentor
Jordan Swan
VP, Engineering
Lead Devops Engineer
Security + | Network + | Devops Engineer Expert | SaltStack Certified Engineer | Azure Fundamentals | Azure Administrator
Tyler Walker
Front End Development
Senior Software Engineer
React Developer
Angular Developer
B.S. Computer Science
Austin Stokes
Data & Integrations
Mongo Architect
Python Developer
API Integrations Specialist
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 12

Our team is dynamic and built to address the core skills needed to build this into a successful platform. We're structured to address product, operations, cyber security and privacy, data architecture, application delivery and pipeline management, and front-end development. I'm currently employed as the Chief Information Security Officer at a top 15 residential mortgage lender. I've run Operations for a successful startup where responsibilities included delivery, quality control, product management, human resources, and product support. I've also worked at a top 30 bank in the Information Technology and Information Security fields. I have an MBA from Westminster College local to Salt Lake City, UT and a bachelors degree and look forward to using that background to built out an affordable consumer solution.


Raising


$2.5 Million
Use of Funds
• Expand Product & Engineering
• Developing Proprietary Data Assets
• Customer Acquisition
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 13

We are raising a $2.5M seed round to expand our product and engineering efforts, develop proprietary data assets, and to acquire customers.


THANK YOU
Contact us
Phone & Email
Matt DeVico, CEO
matt@dteckt.com
801-949-6462
More Information
Visit dteckt.com for more information
dteckt
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 14

Thank you for listening to the Dteckt Pitch. If you're interested in being part of our mailing list or having further discussion, my name, email, and phone are listed on this slide. I'd love to connect. You'll also find the marketing website listed on the slide. Feel free to browse around. Happy to answer any questions.


Appendix

Appendix

Everything You Need in One Platform

	View Free w/sign-up	Monitor $4.99/mo.	Insights $19.99/mo.	Protect $29.99/mo.	Family $39.99/mo.
Digital Risk	✓	✓	✓	✓	✓
Alerting & Details		✓	✓	✓	✓
Finance & Identity			✓	✓	✓
Digital Well-Being			✓	✓	✓
Device Protection				✓	✓
Visibility & Control					✓
	Equivalent To	$40/mo. value	$70/mo. value	$80/mo. value	$100/mo. value

View Plan

Identity Risk Score

The Dteckt Grade is a representation of your security posture based on all of your monitored inputs.

Company Grade

The Company Grade gives you instant visibility into how any organization of your choosing performs in cyber security. See how your organizations perform today!

Online Marketplace

Quickly and easily make decisions or change who you do business with based on their ability to protect your data. Connect with banks, lenders, insurers, retailers, technology providers, and others through Dteckt's Online Marketplace.

Monitor Plan

Score Detail

Increase your visibility and get the information behind the Grades. See details for performance in Technology, Complexity, Data Breach, System Hosting Locations, and more.

Alerting

Stay proactive with Alerting. Alerts will be delivered to you when one of your monitored organizations has a data breach, a grade change, a significant new

technology finding, a high risk country identified, hackers start chatting about your monitored organizations, and many more.

Insights Plan

Financial Account Monitoring

Unusual financial activity can mean there has been a compromise of your identity, account information, or credit/debit cards. Dteckt's tool allows for integration into all of your bank and credit card accounts so you can know immediately if your spend is your spend.

Criminal Activity Monitoring

Be aware instantly if your information matches criminal activity around the nation. Dteckt monitor's national and local criminal databases. Knowing immediately if you've been "involved" in an unrelated crime helps prevent damage from identity theft.

Dark Web Monitoring

The Dark and Deep Web can be scary places. Dteckt partners with organizations around the world that specialize in Dark and Deep web scanning. Dteckt searches for and alerts you on any mention of your personal information if it shows up on the Dark or Deep Web.

Erase Me - Privacy Service

Organizations frequently misuse and pass consumer information wherever they choose. The California Consumer Privacy Act (CCPA) leads the way with Regulation and allows residents to request a company delete consumer data when requested. Dteckt will act on your behalf to have your data removed from all organizations covered by Privacy regulation.

Digital Inheritance Plan

A digital inheritance plan allows you to quickly and easily manage how your next of kin adopt your digital persona by giving them the information and tools they need to do so.

Lost Wallet Protection

Input details of items in your wallet to ensure that you can cancel, recover, and account for everything that would be lost or stolen if your wallet went missing.

Credit Freeze

A very effective way to prevent unauthorized loans or credit pulls on your name

is to turn on credit freezes for all of the three Credit Bureaus. Dteckt will manage the Credit Freeze process alongside you.

Bank Account Takeover Monitoring

Unusual financial activity can mean there has been a compromise of your identity, account information, or credit/debit cards. Dteckt's tool allows for integration into all of your bank and credit card accounts so you can know immediately if your spend is your spend. Daily credit report monitoring enables notifications regarding changes in your credit file. Examples include; Personal Information, Hard Inquiries, New Accounts, Public Records, & Address Changes.

Court & Criminal Activity Monitoring

Instantly know if your information matches criminal activity around the nation. Dteckt monitors national and local criminal databases. Prevent damage from identity theft. Court & Criminal Record Monitoring monitors hundreds of millions of criminal court records mapping to federal, state, city, and county-level jurisdictions and notifies you if their information is found.

Sex Offender Monitoring

Understanding where sex offenders live can help you make informed decisions for you and your family. If a sex offender fraudulently uses a consumer's personal information, it can cause reputational issues that negatively affect your life.

Non-Credit Loan Monitoring

The Non-Credit Loan Monitoring feature processes over a million non-credit loan inquiries a month and dteckts loan inquiries associated with 23 of the top 25 payday loan lenders, in addition to buy here-pay here auto loans and rent-to-own inquiries.

SSN Trace

SSN Trace sends alerts when a new name/alias or address is associated with your Social Security Number on a credit report so you can dteckt if bad actors are using your SSN.

Real Time Authorization Monitoring

Dteckt if a consumer's personal information is being used to verify authenticity by using data from an advanced identity verification network. Monitor over millions of monthly authentications for bank credit cards, auto loans, telecom applications, pre-paid credit cards, student loans, and payday loans.

Real Time Inquiry Alerts

Monitor your credit file for hard inquiries and receive alerts in real-time when different credit-related actions affect your credit file.

Change of Address Monitoring

Your mail can contain important and confidential documents that help thieves commit identity theft. Receive alerts if bad actors attempt to steal your identity by redirecting your mail to a new address.

One Bureau Credit Monitoring

Receive daily alerts regarding changes to your credit file, including: Personal Information, Hard Inquiries, Potentially Derogatory Information, New Accounts, Public Records, and Address changes.

Protect Plan

Experian Credit Report

Receive bi-annual updates and access to your Experian Credit Report. View your consumer statements, credit inquiries, open accounts, collection account, and much more.

Social Media Insights

Social Media protection and your privacy is core to Dteckt's mission. With Social Media Insights, get visibility into cyberbullying, content that is publicly available, illegal activity and employer insights, privacy policy review, and more.

Safe Browsing Extension

Take your Dteckt Score one step further with the Safe Browsing Extension. You'll know real time if the websites that you are visiting have cyber security issues.

Password Manager

A Password Manager is one of the best examples of a security and convenience value add. Dteckt's password manager works across your mobile devices and computers. You'll never have to remember another password again.

Antivirus

Enjoy peace of mind with AntiVirus protection across PC and Mac computers to keep out unwanted Malware, Trojans, worms, bots, and unwanted apps.

Ransomware Protection

Block ransomware attacks and prevent your personal data, photos, and videos from being locked and held for ransom.

VPN

Know that your Internet connection is secure with Dteckt's VPN. VPN establishes a secure and encrypted Internet connection regardless of the WiFi you're on. Avoid your Internet traffic being seen with Dteckt's VPN.

Vulnerability Management

One of the leading causes of data breach is caused when hackers can get into an unpatched system that is vulnerable to an attack. Vulnerability management watches your Mac, iPhone, Android, Windows, and third party applications to alert and ensure you that you are patched.

Family Plan

Screen Time

We know that monitoring your family usage is a challenge. Although screen time may not keep an attacker out, we recognize you may want your family members to spend less time on devices. If you choose to, you have the ability to set screen time limitations in Dteckt's application.

Password Enforcement

Password enforcement allows you to both require a password be set as well as require it to be a strong password across all of your devices. Know password's are enabled and strong with Dteckt's password enforcement visibility.

Parental Web Filtering

Take control and ensure safe browsing with parental control over the web content your children can access while on a Mac, PC, or Mobile Device. It's easy to select available or blocked categories for their safe online website and social sites.

Application Control

Select from a list of hundreds of applications and choose whether you'd like certain devices or certain users to be able to use that application or not.

Hard Drive Encryption

Ensure encryption is enabled across your family mobile and computing devices. Encryption enables complete protection of your data if a device is lost or stolen.




$2.5M needed for
the next 18
Long term


Financial Model Notes
months
profit margin: 5.42
Projected profitability: year 2
$250K invested to date
2500 hours invested to date
$2.5M invested for projected profitability
$160M ARR year 7
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 17

**Model available upon request.*


INVESTMENT & REVENUE STREAM
INVESTMENT & REVENUE STREAM
Online Marketplace
Partner Channels
Phone Transfers
Search Marketing
Social & Display
Online Signup
Offline (TV/Radio/DM)
Email Remarketing
Marketing
Sales
Dteckt Buyers
~$380 ARPU at year 5
Projected 5 Years Average Tenure
$1,200 combined LTR
(*$20*5 years)
~$114
CAC at Year 5
~15x
Return on CAC
~$114 Cost per Acquisition at Year 5
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 18

~380 ARPU at year 5 with a projected average subscriber tenure of 5 years. ~$114 CAC at year 5 and ~15x return on CAC.


5 YEAR PROJECTED P&L
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 19

Year	1	2	3	4	5
Est. Employees	5	17	41	81	159
Est. Customers	8k	25k	63k	121k	237k
ARR	$1.7M	$9.5M	$23.9M	$45M	$90M
Expenses	$1.9M	$8M	$21M	$38M	$76M
EBITDA	($165k)	$1.1M	$2.4M	$7M	$14M

Forward looking projections cannot be guaranteed

**Model available upon request.*


GO TO MARKET STRATEGY 2021
Conduct market survey from surveyor pools
Build profit and loss projections
Establish technology to scale the business including IaaS, HR, Finance, Marketing, Support
Identify payment processing plan and subscription purchasing center
Finalize a market ready product
Conduct value analysis to identify messaging and marketing campaign email contents
Test messaging with smaller target groups and optimize based on results
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 20

A detailed breakdown of the steps we will take to build a profitable business - 2022.


GO TO MARKET STRATEGY 2022
Track sign ups and customer journey to understand behaviors
Implement sales strategy with correct mix of self service, inside sales, field sales, and channel sales
Develop brand awareness and inbound and outbound marketing strategies through ads, social media, marketing website, emails, and cold calls
Develop content for marketing to track conversion rates
Define and determine the best way to optimize pipelines and conversion rates
Identify ways to shorten sales cycles, conversion rates, and customer acquisition costs
Tap into the existing customer base for upselling, cross selling, and enhancing the product
Copyright © 2022 Dteckt, Inc. All rights reserved. | www.dteckt.com 21